Filed Pursuant To Rule 433

Registration No 333-286293

September 26, 2025

CRYPTO IN AMERICA LIVE, HOST, ELEANOR TERRETT: We're joined by Zach Pandl, managing director of research at Grayscale Investments. Last week, Grayscale kicked off what's shaping up to be crypto ETF season with the launch of its GDLC CoinDesk, crypto 5 ETF, which offers investors exposure to Bitcoin, Ethereum, XRP, Solana and Cardano. Zach, welcome to Crypto and America Live.

MANAGING DIRECTOR, RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: It's great to be on. Thanks for having me.

TERRETT: Yeah, we're excited to have you chat about that, but we also wanna talk about the market dip. Let's get into what's going on. What are you seeing on your side of things? You watch the markets very closely?

PANDL: Well, there's always a lot of moving parts, but we have had a bit of a pullback in crypto valuations, uh, this week. And I really think it's a, a double whammy of, of two things going on. You know, one is paradoxically a bit stronger US economic data, and that's causing us to price out, uh, the likelihood of fed rate cuts, uh, in the latter part of this year over the next two meetings this year. So we're seeing interest rates back up and a little bit of strength in the dollar. Uh, that is definitely weighing on, on crypto in part. And I think there's probably something else, uh, going on, which is maybe a bit of geopolitical risk premia actually creeping into markets as well. Uh, you know, the, the price of gold, the price of silver are really the tell, uh, here the dollar is strengthening except really versus those two assets. And you often see that when markets are pricing in a little bit more, uh, political risk premia. And there's a lot of things going on here. Government shut down risk in the US, uh, you know, the Russia–Ukraine, uh, conflict. So really I think crypto markets are digesting these, these macro, uh, factors, the prospects of fed rate cuts, maybe some political risk premia, and it may take us, uh, a few days for, uh, for this to play out, um, uh, until we, we settle down.

CRYPTO IN AMERICA LIVE, HOST, GERALD GALLAGHER: So Zach, I wanna ask you about that, uh, gold correlation or, or almost lack thereof, right? So historically I think Bitcoin has been viewed as kind of digital gold by investors, but typically it's also kind of trailed or led the S&P 500, and we've always been looking for kind this deviation from the S&P 500 correlation or sort of a closer alignment to gold. So you mentioned that all time high for gold in the last, I think two days, maybe we got a new one today and definitely factored into the, the geopolitical risk. Do you think there's a point where Bitcoin will, does it lag in correlate to gold, or will it always be kinda a risk on tech asset? Like how do you guys view that?

PANDL: Yeah, Bitcoin is, is sort of like, uh, gold, but still growing up. Uh, you know, gold is the, the past and our view of Bitcoin is, is the future. You know, they both have the same underlying macroeconomic drivers of demand, which is government debt, and the risk that that creates to fiat currencies essentially. Um, but there are different, gold has a different buyer base heavily invested in by central banks nation states, uh, for example. And Bitcoin hasn't quite, uh, gotten there yet. At the same time, Bitcoin has a lot going on that gold doesn't, you know, there isn't $2 trillion of FinTech related stuff that's growing up around gold like there is around, uh, Bitcoin. And so I, I still view the underlying investment thesis as largely the same, that investors want some kind of certainty, supply certainty with their monetary assets in an environment where we have uncertain and uncertain outlook for fiat currencies, including the dollar. So that, that is the same for both the assets, but they do have these different features. And Bitcoin is, is still growing up a long way to go to catch, uh, gold's, uh, dominance, uh, in the market as a store of value.

TERRETT: You guys also have, uh, an Ethereum ETF. How are you guys doing Ethereum as an investor, as an investment, I'm sorry, at the moment.

PANDL: So Ethereum shares some of those features with Bitcoin. It can be thought of as a scarce digital asset. Uh, but of course there's, uh, a different dimension to Ethereum. I, the way that I like to think about it is that blockchains in general have given us innovations in digital money and digital finance. And today Bitcoin is at the center of the former, that digital money innovation, and Ethereum is at the center of the ladder, that digital finance innovation. So, you know, people are becoming more familiar with stablecoins, tokenized assets, decentralized finance. There's a lot to talk about in that space, but at least for today, Ethereum is the home for most of those, that activity. So, uh, you know, it's had a great run, uh, over the course of this year as Wall Street is really waking up to the stablecoin use case of, of blockchains. And there'll be a, a lot more chapters of this story as we, uh, you know, further deepen the relationship between this blockchain finance and the, the traditional financial system.

GALLAGHER: Yeah. Zach, I want to ask about how this impacts sort of the digital financial innovation piece of it, right? So you guys are obviously very, uh, interested in the future of ETFs, ETPs, you know, one of the sort of OGs out there, um, trading at like very positive nav, or it's a very, very, uh, negative nav for a while. It's almost like a free Bitcoin, you know, hack there for a while. But, uh, in terms of filings in the regulatory environment, there's a big development last week, the adoption of generic listing standards. Do you think we are going to see many more products launched under that standard? Or how does that affect your outlook? And you feel like you guys have to be watching that pretty closely?

PANDL: Absolutely. You know, as some of your listeners will know, it's been a very long journey to get to this point to get efficient ETF or ETP exchange traded product exposure for crypto to US investors. And Grayscale has really been at the front line of that since the beginning of, uh, of the story. Um, uh, it, the process is accelerating. Uh, now. It took a herculean effort to get the Bitcoin ETPs approved. It's getting a little bit easier. And the latest, uh, news, as you mentioned, is these generic listing standards from the SEC last week. We don't need to kind of go into the technical aspects of that, but basically there's some criteria that if a crypto token meets that criteria, it can qualify as an exchange traded, uh, product. And I do think investors can anticipate a significant increase in the number of assets that are available in the ETP uh, structure. There's going to be a lot more, uh, consumer choice around this, uh, topic. But it, but if I could also, uh, say I'm, I'm delighted to bring that consumer choice and these more efficient products to market, I also think that it creates a degree of complexity, uh, for investors that they, uh, struggle to understand. And so there's first a lot of role for education, and Grayscale is also working on, on that kind of thing, in addition to the kind of product, uh, efficiency as well as sort of solutions that reduce the complexity like index-based, uh, products. Um, and so last week alongside, uh, this generic, uh, listing standards, the SEC also approved our, uh, first index-based crypto, uh, ETF, uh, the Grayscale CoinDesk Crypto 5 ETF, uh, product. Uh, and so this is broadening the scope, uh, of things available to investors, index based investing in crypto, but also reducing some of that complexity, uh, that investors don't want to pick every token, you know, I, I might have a view on Ethereum and Solana and XRP, but many investors are still getting up the curve. They just want an efficient crypto solution and that Crypto five product, uh, is also a great, uh, fit for many investors.

TERRETT: Yeah. Um, we've seen some redemptions over the last week or so that you guys converted. Obviously it was a fund before and now it's an ETF or an ETP, the SEC wants us to call them ETPs. Um, but when GBTC converted back in January, 2024, um, we saw a wave of redemptions as investors passed out on the discount rate that Jill mentioned. Um, so do you see sort of a similar pattern happening here? It happening with GBTC, it's happened with, uh, GDLC. Do you see a reckoning at some point, or is this just gonna sort of continue to bleed? Are you hopeful that some kind of, you know, maybe a reset and then can you up from here?

PANDL: Yeah, so, so Grayscale is in the business of providing the most efficient access to crypto in safe regulated, uh, products to, to US investors. And as the regulatory picture has changed over time, we've been able to upgrade that, uh, product, uh, structure and, uh, you know, for, uh, people that are familiar with, uh, you know, some of the details of financial markets, essentially, we're able to move from what looks like a closed end structure to an open end, uh, structure with, with the ETFs. Uh, and this means premiums and discounts and all these things go away in that efficient structure. In my view, the, this crypto five product will have huge demand, uh, from, uh, investors. Uh, and in some ways it, it is quite, uh, different than, uh, the Bitcoin, uh, products because we are the only, uh, uh, uh, business, uh, in the marketplace, uh, today. Uh, you know, where there were many issuers starting, uh, in January, uh, 2024, you know, Grayscale is, is the only issuer able to offer this, uh, product, uh, today. So, um, I am out, uh, educating investors about building crypto in their, uh, portfolio, and they give me kind of regular feedback that, uh, this type of diversified index investing based approach is the kind of product they're looking for. So we are, you know, delighted to continue to, uh, to share that with investors, and I think it will be a great, great fit for many.

GALLAGHER: Yeah. I'm curious about that point about premium and discount. The way it relates to kind of the diversification, you know, Matt Levi, who rents the, the great columns or Money Stuff, loves to say that, you know, there's a trade of of cutting on investors to buy two, uh, $1 worth of Bitcoin for $2, right? And he's, I think he's more picking on kind of the digital asset treasury sort of company craze, um, you know, not necessarily this sort of UX wrapper, this very efficient sort of market entry point that you're describing what you guys have built at Grayscale. How do you guys think about the, uh, user complexity of onboarding and crypto and the education in doing, in the public markets on what these vehicles actually look like? What is, what does that sort of a conversation look like for you guys?

PANDL: We, well, we, we strive to give the most efficient structure to investors, which today, frankly, is the ETP or ETF, uh, wrapper. And so we're trying to kind of get all of the products, uh, to that point. In some places you don't, uh, have that and you still have some other things that are going on. You're mentioning that the digital asset treasury, uh, phenomenon or other kind of closed end fund type structures where these premiums and discounts can, can exist. Look, I, I come, I'm a economist by training, and I just try to help investors understand the, the basic economics of what's happening in this, uh, in these types of, uh, structures. And honestly, it is some level is very simple. It's just a supply demand imbalance. You know, in among equity investors, there is high demand for crypto exposure. And, uh, so these products trade at a premium while there's, uh, not enough of it to go around. Uh, essentially there's a, you know, a deficit of supply, and we're creating more of these structures, more of these digital asset treasury structures or debts. And you're seeing that supply demand imbalance come into equilibrium, and those premiums, uh, come down. So the, in the, over the medium term, uh, they will trade close to their net asset value, you know, plus or minus some ability for these businesses to generate extra value. You know, if a Ethereum debt, digital asset treasury can do something in decentralized finance, or it can stake those assets and generate additional, uh, reward for investors on, on top of that, you know, potentially could persistently trade at a small premium, uh, to now. But these are just access structures meeting a, a demand for, uh, investors, and that's why they've been successful, uh, frankly, is that the investor demand was there. And so issuers are, are eager to bring them to market.

TERRETT: You mentioned that you were traveling the country speaking to investors, kind of, you know, making them understand the product, helping them understand the product and providing education. Who would you say is the target investor for GDLC? Is it institutions, is it retail? Or who wants access to the top five crypto products in the market right now?

PANDL: Yeah, so the, the buyer base for, for crypto assets is getting broader and broader. And there are a lot of people that are, uh, you know, getting increasingly involved, especially different types of institutional investors, pensions, endowments, et cetera. But today, the, uh, most important audience for these products is the world of financial advisors. You know, they are building diversified portfolios for their clients, and they have a kind of specific challenge. You know, it's not just about kind of crypto excitement or blockchain technology. It's a specific challenge that financial advisors have. It's that large cap. US stocks have been a very successful investment over the last 15, uh, years, and many other asset classes have it, whether it's, you know, US or global fixed income or international stocks or traditional commodities, they have not provided that, uh, that the sort of return that a typical diversified portfolio, uh, is looking for. And so, you know, is the large cap US equity game over at high valuations, and how do I keep building a diversified portfolio for the future that can service my clients, uh, even, uh, in the face of macro risks, maybe stagflation risks or weakness in the dollar or whatever. And so really the crypto conversation is both about crypto and blockchain technology and its potential, but it's about structuring a diversified portfolio for investors and, and that's why such a good fit. And, and why, uh, there's interest in the Bitcoin ETPs, the Ethereum, ETPs, and diversified products like GDLC.

TERRETT: Can I just follow, how have you seen that change since the launch of the Bitcoin spot ETF in January, 2024?

PANDL: There has been a, a lot of change. I mean, not so much in, uh, type, but in magnitude. I mean, I, I can tell you, uh, you know, just a couple of years ago, we do events all around, uh, the country and, you know, the, the rooms were smaller and, and less, uh, full, uh, you know, when the market was at, uh, you know, at an earlier stage. And the early part of the, the ETFs, uh, now we, we have, you know, big full rooms of, of financial advisors and really, really the change, I think even if financial advisors are not ready to make a crypto allocation, and, and by no means everyone is making or ready to make a crypto allocation, they understand that it's imperative for them to under, uh, to, to learn about the asset class. They, they, you know, can no longer not have an opinion, you know, you don't have to invest. But just like any other asset class, whether it's private equity or hedge funds or, or something else, any financial advisor needs to have an informed opinion. Uh, and so that, that's where we are today, I think at the point of education, and increasingly, allocation, and that's gonna continue for a couple of years, uh, as this, you know, the buyer base gets broader and broader. And then at some stage in the future, uh, you know, we, we, everyone will kind of get it and it'll be a normal part of alternatives investing, just like hedge funds, just like private equity, you know, things, things like that, that are a standard part of any portfolio that has an alternatives allocation.

GALLAGHER: Now, crypto purists might have a bit of a bone to pick with, with you guys, maybe having, you know, the, the ETFs and, and these products, like what's good for, for crypto is obviously good for, for the public markets, but, you know, not my keys not like crypto, right? Like, there is a self custody element of, of the industry that's, that's very passionate. And I'm curious how often these conversations with whether it's endowments or more sophisticated investors, financial advisors, how often does custody of the assets come up and what do those conversations look like? Because obviously a financial advisor is not wanting to be in the business of managing a hundred thousand safety deposit boxes, you know, with little slip, uh, slips of paper in them. Like how, how do you guys approach that?

PANDL: Yeah, absolutely. Self custody is absolutely core to what crypto is all about. You know, digital ownership, uh, is, you know, really what we've created with this technology. And we are able to move away from a world of intermediated finance where all our assets are at the credits and debits of some kind of institution to where we can own our own assets. So it's fundamental, uh, to what crypto is all about. And Grayscale hugely endorses, uh, self, uh, custody at the same time, uh, investors are, you know, partly interested in that, but kind of many investors want to reduce the complexity and the ETFs or ETP products solve a lot of issues for them. One of them is, is custody. Uh, so you don't have to manage your own, uh, keys as, as you said, it's done in, in professional institutional, uh, custody. And there are other elements, uh, to this as well. You know, it's real simple things like estate planning, you know, taxes, you know, the relationship with your, uh, financial advisor, you know, monitoring your portfolio, uh, with all the assets that combine. All, all those basic things are why the ETFs are, uh, a good solution for investors. It just creates a kind of convenience for portfolio construction. And, and maybe I could just add one thing because I think maybe some people are not aware of this. Um, you know, if you look at the gold market, you know, we think of gold as this fallback store of value that nations hold for worst case scenarios, right? Uh, and it, it is has that also that self custody aspect to it. But in practice, many of the world's central banks store that gold in the basement of the New York Fed in downtown Manhattan. And the reason that they, and you go look at it yourself. And the reason for that is convenience. It's convenient custody, uh, for these assets, and they can always take it out, uh, if they, uh, were to need to. And an investor could always self custody their Bitcoin, uh, should they need to. So we're just creating, uh, a good product structure for investors. Uh, but it doesn't invalidate, you know, invalidate anything about, um, uh, the principle of self custody, which as, as you started out by saying, is you're really at the, the root of what, uh, blockchain technology is all about.

TERRETT: Going back to GDLC, when it comes to the US, we, the first ones to launch the crypto index fund, we've got a couple people on the heels now. We had Hash de–Hashdex launched theirs today. We waiting on BitWise's crypto 10 to be approved, I believe. But when I remember when we, the launch of the Bitcoin spots, there was this fee war going on, right? Like everybody was coming in with a, a level, it was like the rates to the bottom, and correct me if I'm wrong, but I think GDLC is 0.59% fee, and came out saying was half a percent, um, I'm sorry, sorry, quarter percent fee. Um, how are you guys thinking about the competitiveness when it comes to the crypto data funds as opposed to the, uh, the single funds, um, single asset funds?

PANDL: It's one of several things that investors are, are thinking about all the time. Of course, the kind of expense ratio of these products, the, the track record, the manager, the service, and the education, you know, the kind of, uh, hand to hand, uh, teaching that I'm, I'm doing out, out in, in, in the world. I think track record is a key, uh, thing in this, uh, example, we are able to launch this product, uh, now as an exchange traded product, ETF, uh, structure just as of last week. But we started the, the product back in 2018 when there was, it was even really hard to measure the, the crypto, uh, market. So there's a great track record for this product, and honestly, this simple structure, top five tokens by market cap has been a very effective way to invest in, in crypto the, the GDLC, uh, product. If you look at the kind of major tokens that were around back in 2018, it has a higher return than everything except Bitcoin and Ethereum and a lower volatility than everything except, uh, Bitcoin. So if you could go back in time, and you knew of course that Bitcoin would be the obvious winner, you would put all your eggs in that, uh, basket, but investors are dealing with uncertainty and so kind of diversified automatically rebalancing index-based products or a great, great way to navigate, uh, a space and get effective risk adjusted returns. And, and we're kind of bringing that, uh, you know, that track record to market, this is one of the, the many things that investors consider when they're deciding on which, uh, product fits for them.

GALLAGHER: It's a, it is a really good point about diversification versus, you know, over-indexing all your eggs in one basket, right? Because crypto is kind of unique in that, you know, at all, all follows Bitcoin, right? And so when you're thinking about, you know, my business school classes, I can go back and talk about like efficient, you know, frontier portfolios and, you know, sharp ratios, that kinda stuff. And it does feel like with the concentration of assets being like the top five, you could compare that almost like a Mag 7, which has been a very successful trade, you know, over the last, since the pandemic basically. Do you see room for broader indexes? And obviously there's some self-interest here coming to you from the say office and, and, uh, you know, is there, I guess is there more room for broader indexing or what are you hearing from investors about even just education on what the, the other assets are that are out there? Like how, how are you guys gonna look at that going forward?

PANDL: Yeah, a bunch of interesting threads, uh, there. So, you know, Mag 7 and stocks Mag 5 and crypto, I'd love to think of our, our top five, uh, crypto product, uh, in that way. Um, you know, one thing I think, um, to, to get across is I expect crypto to always be a top heavy, uh, asset class, and, and there's just an underlying economic reason for that. These are network technologies like the telephone or the, so a social media platform where they're, they're more valuable when there are more people using them. And these types of industries are dominated by network effects and kind of winner take all or winner take most type, uh, dynamics. So even with, uh, just five, uh, tokens are capturing 90% of the investible market capa in crypto. So yes, there will be, uh, absolutely a role for, uh, broader indexes, but just five tokens actually gets you a very efficient beta exposure to the asset class. And I think the asset class will always be, to some degree, fairly top heavy when you compare it to, uh, you know, fixed income or, or equities. Uh, for example. Now, beyond that, a hundred percent there will be broader indexes and, and Grayscale, while we've been in the Bitcoin business, uh, for a long time, is deeply involved in all aspects of the, the crypto asset class. We'd like to say from, from Bitcoin to bit tensor, you know, into the kind of AI, uh, type of stuff. And everywhere in between, we offer a very broad, uh, product, uh, lineup. You know, a lot of that today is for accredited investors, private placement funds, uh, for accredited investors for the earlier stage, uh, technology. But we hope to kind of bring all of these things to the ETF structure, to diversified, uh, products as the industry, as, as maturing. And one of the things that, you know, you cover a lot on, on your, uh, show is the, you know, the, the legislation around this, the regulatory picture. And there's a lot more steps to go before we can kind of get everything to that structure. Uh, the market structure bill that, uh, Congress is working on is a really kind of key element to get us, you know, further down, uh, that, uh, path. So it, it's been a long journey already. There's a long, long way to go and we will continue to be in the business of providing, uh, you know, the best access to a diverse range of crypto assets to, to investors. And I absolutely am excited about lots of things beyond just the top five, you know, even though I think that product is a, is a great, you know, one stop, stop, stop solution for, uh, certain investor types.

TERRETT: Awesome. Well, I think, uh, I think we'll leave it there, but Zach, thank you so much for coming on the show today. I really appreciate

PANDL: It. It's my pleasure. Thank you for having me. Thank you so much.

Grayscale Coindesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.